Exhibit 99.1

Stantec

Annual Information Form

February 26, 2014

Design with community in mind

STN
TSX·NYSE

Table of Contents

Corporate Structure	4

Name, Address, and Incorporation	4

Intercorporate Relationships	5

General Development of the Business	6

2014	6

2013	6

2012	7

2011	8

Description of the Business	10

Research and Development	10

Competitive Conditions	11

Services	11

Employees	11

Reorganization	11

Social and Environmental Policies	11

International Operations	13

Risk Factors	14

Dividends	14

Description of Capital Structure	14

Preferred Shares	14

Common Shares	14

Market for Securities	15

Directors and Officers	16

Directors’ and Executive Officers’ Share Ownership	17

Audit and Risk Committee Information	17

Audit and Risk Committee Terms of Reference	17

Composition of the Audit and Risk Committee	17

Preapproval Policy	19

External Auditor Service Fees	19

Legal Proceedings and Regulatory Actions	20

Transfer Agent	20

Material Contracts	20

Interests of Experts	20

Additional Information	20

NYSE Corporate Governance Disclosure	20

Appendix I – Audit and Risk Committee– Terms of Reference (Mandate)	21

Stantec Inc.	2

Stantec Inc. Annual Information Form

February 26, 2014

Cautionary Note Regarding Forward-Looking Statements

Our public communications often include written or verbal “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions and courses of action and include future-oriented financial information.

Statements of this type are contained and incorporated by reference in this Annual Information Form, including: (a) the discussion of the expected results of our organizational realignment in the General Development of the Business section of this Annual Information Form, (b) our beliefs about our risk management strategy and our ability to compete effectively in the Description of the Business section of this Annual Information Form, and (c) the discussion of our goals and of our annual and long-term targets and expectations for our regions and business operating units in the Core Business and Strategy and Outlook sections of our Management’s Discussion and Analysis for the year ended December 31, 2013,which is incorporated by reference in this Annual Information Form (as described on page 9) and may be contained in filings with securities regulators or in other communications.

Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2014 and beyond, our strategies or future actions, our dividend policy, our targets, our expectations for our financial condition, or the results of our outlook for our operations. The purpose of this information is to describe management’s expectations and targets for measuring our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this document not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

The following factors, among others, could cause our actual results to differ materially from those projected in our forward-looking statements:

•	Global capital market activities
•	Fluctuations in interest rates or currency values
•	Effects of war or terrorist activities
•	Effects of disease or illness on local, national, or international economies
•	Effects of disruptions to public infrastructure, such as transportation, communications, power, or water
•	Global economic or political conditions
•	Regulatory or statutory developments
•	Effects of competition in the geographic or business areas in which we operate
•	Actions of management
•	Technological changes

Many of these factors are beyond our control and have effects which are difficult to predict.

Assumptions about the performance of the Canadian and US economies in 2014 and how it will affect our business are material factors that we consider when determining our forward-looking statements. These assumptions are discussed in the Outlook section of our Management’s Discussion and Analysis for the year ended December 31, 2013, filed on SEDAR at www.sedar.com, and incorporated by reference in this Annual Information Form.

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For additional information regarding material and known risks and assumptions, see the discussion on pages M-65 to M-73 and M-76 to M-77 of our Management’s Discussion and Analysis for the year ended December 31, 2013, which is incorporated by reference.

We caution that various factors, including those discussed in our Management’s Discussion and Analysis, and others, could adversely affect our results. Investors and others should carefully consider these factors, as well as other uncertainties and potential events and the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions about our Company.

The forward-looking statements contained in this report represent our expectations as at February 26, 2014, and are subject to change after this date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by us. Our current practice is to evaluate and, where we deem appropriate, provide updates to ranges of expected performance for 2014. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Corporate Structure

Name, Address, and Incorporation

Stantec Inc. was incorporated under the Canada Business Corporations Act on March 23, 1984, as 131277 Canada Ltd. We have amended our Articles of Incorporation on several occasions to change our Company’s name, amend share attributes, create and delete classes of shares, reorganize our outstanding share capital and split our common shares on a two-for-one basis, and change the minimum and maximum number of directors of our board.

On August 15, 1984, the name 131277 Canada Ltd. was changed to Stanley Engineering Group Inc., and on October 18, 1989, it was changed to Stanley Technology Group Inc. On March 30, 1994, Stanley Technology Group Inc. amalgamated with 3013901 Canada Limited to continue as Stanley Technology Group Inc. On October 28, 1998, the name Stanley Technology Group Inc. was changed to Stantec Inc.

Our head and principal office and our registered and records office are located at 10160 – 112 Street, Edmonton, Alberta, Canada, T5K 2L6.

References in this Annual Information Form to “Stantec” and the “Company” include, as the context may require, Stantec Inc. and all or some of the companies in which it has an interest. References in this Annual Information Form to “our,” “us,” and “we” also refer to Stantec Inc.

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Intercorporate Relationships

The following chart lists, as at December 31, 2013, (a) the intercorporate relationships among Stantec and its subsidiaries, (b) the jurisdiction of incorporation of these subsidiaries, and (c) the percentage of voting and restricted securities of the subsidiaries owned, controlled, or directed by Stantec:

Name of Subsidiary	Percentage of Voting Shares	Percentage of Restricted Shares(1)	Governing Jurisdiction
58053 Newfoundland & Labrador Inc.	100	N/A	Newfoundland & Labrador
59991 Newfoundland & Labrador Ltd.	100	N/A	Newfoundland & Labrador
3221969 Nova Scotia Company	100	100	Nova Scotia
ENTRAN of Virginia, PLLC	100	N/A	Virginia
International Insurance Group Inc.	100	N/A	Barbados
Jacques Whitford Consultants BV	100	N/A	Netherlands
Jacques Whitford Holdco Ltd.	100	N/A	Cayman Islands
Nu Nennè-Stantec Inc.	100	N/A	Alberta
Stantec Consulting Caribbean Ltd.	100	N/A	Barbados
Stantec Consulting Cayman Islands Ltd.	100	N/A	Cayman Islands
Stantec Consulting Colombia S.A.S.	100	N/A	Colombia
Stantec Consulting Guatemala, S.A.	100(2)	N/A	Guatemala
Stantec Consulting International LLC	100	N/A	Arizona
Stantec Consulting International Ltd.	100	100	Canada
Stantec Consulting Labrador Ltd.	100	N/A	Newfoundland & Labrador
Stantec Consulting Ltd.	100	100	Canada
Stantec Consulting Michigan Inc.	100	N/A	Michigan
Stantec Consulting Services Inc.	100	100	New York
Stantec Delaware II LLC	100	N/A	Delaware
Stantec do Brasil Engenharia e Consultoria Ltda.	100	N/A	Brazil
Stantec Experts-conseils ltée	100	N/A	Canada
Stantec Holdings (Delaware) III Inc.	100	N/A	Delaware
Stantec Holdings Ltd.	100	100	Canada
Stantec Holdings II Ltd.	100	N/A	Alberta
Stantec Newfoundland & Labrador Ltd.	100	N/A	Newfoundland & Labrador
Stantec Technology International Inc.	100	100	Delaware
UEI Associates, Inc.	100	N/A	Texas
UEI Global I, Inc.	100	N/A	Texas
Universal Energy do Brasil Ltda.	100	N/A	Brazil
(1)	In this Annual Information Form, “restricted shares” means nonvoting shares in the capital stock of the Company or of a subsidiary of the Company, as the case may be.
(2)	One percent (1%) of the shares is registered in the name of an individual shareholder, who holds those shares for the benefit of Stantec.

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General Development of the Business

2014

The following information highlights the general development of our business for the current financial year.

Organizational Realignment

Effective January 1, 2014, we realigned our organizational structure with a change from practice area units to three business operating units: Buildings, Energy & Resources, and Infrastructure. We did not change the foundation of our matrix-based leadership structure; we simply realigned it. We believe this will create stronger accountability for our leadership team and will result in more focused growth. We expect this will allow us to better support our clients and maintain the core elements of our strategy.

For additional information about our organizational realignment for the upcoming year, see pages M-7 to M-8 of Stantec’s Management’s Discussion and Analysis for the year ended December 31, 2013 (incorporated by reference in this Annual Information Form and filed on SEDAR at www.sedar.com).

Acquisitions

In January 2014, we acquired the following firms:

Business Acquired	Nature of Business
Williamsburg Environmental Group, Inc.

Provides specialized services in ecology, environmental restoration, water resources, and regulatory support for public and private clients in the power, transportation, and energy and resource sectors.

Principally located in Williamsburg, Virginia, with offices in Richmond and Fredericksburg, Virginia.

Cultural Resources, Inc.	Provides services in cultural resource management and historic preservation. Principally located in Glen Allen, Virginia.

Three-Year History

Following are highlights of Stantec’s general development over the past three years.

2013

Officer and Director Changes

Effective May 8, 2013, Donald J. Lowry was appointed to Stantec’s board of directors.

Acquisitions

We acquired the following firms in Canada and the United States during 2013:

Month	Business Acquired	Nature of Business
November	Cambria Gordon Ltd.	Provides environmental science and environmental management services to public, private, and First Nation clients. Principally located in Terrace, British Columbia.
November	JDA Architects Limited	Provides full architectural services to clients in the healthcare, public safety, commercial, and industrial sectors. Principally located in Halifax, Nova Scotia.

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Month	Business Acquired	Nature of Business
June	Roth Hill, LLC	Provides services in civil engineering in water and wastewater, with strong municipal service capabilities. Principally located in Bellevue, Washington.
May	IBE Consulting Engineers, Inc.	Provides design of mechanical, electrical and plumbing systems for education, healthcare, commercial, cultural and government facilities. Principally located in Sherman Oaks, California.
May	Ashley-Pryce Interior Designers Inc.	Provides services in corporate interior design. Principally located in Vancouver, British Columbia.

2012

Officer and Director Changes

The following changes occurred in 2012:

—	Effective October 3, Robert J. Bradshaw retired from Stantec’s board of directors
—	Effective March 1, Robert H. Seager was appointed senior vice president and leader of our Environmental Services practice area unit for Canada and the United States
—	Effective March 1, Gordon A. Johnston was appointed senior vice president and leader of our Water practice area unit for Canada and the United States

Dividend Declaration

On February 15, 2012, Stantec’s board of directors approved a dividend policy and concurrently declared Stantec’s first quarterly dividend. Since then, we have paid quarterly dividends on our common shares.

Credit Facility

Effective June 28, 2012, we amended our $350-million revolving credit facility to increase the amount of discretionary funds available—from $75 million to $150 million. The terms and conditions of these additional funds are on the same terms and conditions as that of the underlying commitment; however, they are subject to the approval of our lenders. Our current credit facility terminates on August 31, 2017, subject to any extension by the parties prior to termination.

Acquisitions

We acquired the following firms in Canada and the United States during 2012:

Month	Business Acquired	Nature of Business
December	Greenhorne & O’Mara, Inc.

Provides services in the design of transportation facilities and other infrastructure (including highway and bridge design), traffic engineering, master planning and landscape architecture, structural engineering, U.S. Department of Defense services, and utilities design.

Principally located in Laurel, Maryland, with offices spread throughout the Mid-Atlantic and Southeast regions of the United States.

December	Landmark Survey and Mapping, Inc.	Provides services in surveying and mapping for oil and gas pipelines. Principally located in Washington, Pennsylvania.
November	Corzo Castella Carballo Thompson Salman, P.A.

Provides transportation and civil engineering, architecture, and environmental engineering services to major transportation agencies, municipalities, and education institutions across Florida.

Principally located in Miami-Dade County in Coral Gables, Florida, with offices in Fort Lauderdale, Boca Raton, West Palm Beach, and Orlando.

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Month	Business Acquired	Nature of Business
November	Architecture 2000 Inc.	Provides services in architectural, master, and urban planning; interior design; and project management. Principally located in Moncton, New Brunswick.
August	Cimarron Engineering Ltd.	Provides services in the development, design, installation, and integrity maintenance of oil and gas pipeline systems and station facilities. Principally located in Calgary and Edmonton, Alberta.
May	ABMB Engineers, Inc.

Provides services in transportation, traffic, and infrastructure engineering, as well as intelligent transportation system design.

Principally located in Baton Rouge, Louisiana, with offices in New Orleans and in Jackson, Vicksburg, and Madison, Mississippi.

May	PHB Group Inc.

Provides services in architectural and interior design as well as pre-design services, including site-selection studies, life safety studies, building condition reports, feasibility studies, master planning, programming, and project management services.

Principally located in St. John’s, Newfoundland and Labrador.

2011

Officer and Director Changes

The following changes occurred in 2011:

—	Effective September 1, Douglas K. Ammerman and Delores M. Etter were appointed to Stantec’s board of directors
—	Effective August 26, Jeffery Kishel left Stantec after stepping down from his role as leader of the Environment practice area unit; Richard K. Allen assumed the role
—	Effective May 16, Paul A. Cellucci resigned from Stantec’s board of directors
—	During Stantec’s annual general meeting on May 12, Ronald Triffo, chair of Stantec’s board of directors, announced the board’s selection of his successor, Aram H. Keith, who has been a board member since 2005

Debt Private Placement

On May 13, 2011, Stantec completed the issuance of $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. Stantec used the net proceeds from the notes to refinance existing debt. The notes rank equally with Stantec’s obligations under our existing revolving credit facility.

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Acquisitions

We acquired the following firms in Canada and the United States during 2011:

Month	Business Acquired	Nature of Business
October	ENTRAN, Inc.

Provides a range of transportation infrastructure services, including aviation planning and design, bridge and roadway design, traffic engineering, transportation planning, and construction engineering services.

Principally located in Lexington, Kentucky, with additional offices in Chicago, Illinois; Cincinnati, Ohio; Charleston, West Virginia; Louisville, Kentucky; and Nashville, Tennessee.

October	5107 N.W.T. Limited, operating as FSC Architects & Engineers

Provides services and expertise within architecture, mechanical, electrical, civil/municipal, structural, and environmental engineering.

Principally located in Yellowknife, Northwest Territories, with additional offices in Whitehorse, Yukon; Iqaluit, Nunavut; and Edmonton, Alberta.

September	Bonestroo Inc.

Provides services in municipal engineering, infrastructure planning, streets and utilities design, water supply, water storage, water distribution, brownfields redevelopment, environmental planning, environmental management, environmental compliance, transportation engineering, traffic engineering, bridge design, water resources management, ice design, aquatics design, athletic field design, land use planning, and urban design.

Principally located in St. Paul, Minnesota, with additional offices in Wisconsin, Illinois, Michigan, and North Dakota.

May	1488320 Alberta Inc. The Caltech Group

Provides services through Caltech Senex Oil & Gas and Caltech Utilities.

Caltech Senex Oil & Gas provides multidisciplinary engineering, procurement, and construction management services, including studies; front-end engineering and development work; detailed engineering; construction management, commissioning, and start-up; as well as operations support.

Caltech Utilities provides design of utility, electrical asset, and telecom facilities, including a wide range of client planning, engineering, consulting, and development services.

Both are principally located in Calgary, Alberta.

February	QuadraTec Inc.

Provides services such as mechanical, electrical, industrial, and communication engineering; energy management; design; studies; and contract administration.

Principally located in St. John’s, Newfoundland and Labrador.

For additional information about the general development of our business and strategies for the upcoming year, see pages M-3 to M-14, and M-48 to M-55 of Stantec’s Management’s Discussion and Analysis for the year ended December 31, 2013 (incorporated by reference in this Annual Information Form and filed on SEDAR at www.sedar.com).

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Description of the Business

Stantec collaborates across disciplines and industries to bring buildings, energy and resources, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships.

Our primary business objective is to be a top 10 global design firm. With the advantage of local insights and a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe.

Our business model is a key element of our strategy. It is based on providing services across diverse geographic locations, distinct business operating units, and all phases of the infrastructure and facilities project life cycle—planning, design, construction, maintenance, and decommissioning. Because of the diversity of our model, we are generally able to adapt to changes in market conditions by offsetting decreased demand for services in one business operating unit with increased demand for services in another. We believe this allows us to manage risk, while we continue to increase our revenue and earnings, by ensuring that we do not rely on a few large projects for our revenue and that no single client or project accounts for more than 5% of our gross revenue.

Under the rules of IFRS, we have one reportable segment—Consulting Services—that is an aggregate of our operating segments. Our operating segments are organized by geographic area, and our chief operating decision maker (chief executive officer) assesses our Company’s performance based on financial information available from these geographic areas. In addition, our business operating unit leaders provide strategic direction, mentoring, and technical support to operations across our geographic regions.

The following table illustrates the breakdown of gross revenue for 2013 and 2012 for Consulting Services:

	2013		2012(1)
Unit	(millions C$)%		(millions C$)%
Consulting Services	2,236.4	100	1,870.3	100
(1)	2012 has been restated due to the adoption of IFRS 10 and 11.

Our operations are organized into three main geographic regions: Canada, the United States, and International. In 2013, we earned 58% of our gross revenue in Canada, 39% in the United States, and 3% internationally. Our international offices are in the Caribbean, the United Kingdom, the Middle East, and India. For additional information regarding our core business and strategy, see our 2013 Management’s Discussion and Analysis pages M-3 to M-8 (incorporated by reference in this Annual Information Form and filed on SEDAR at www.sedar.com).

Research and Development

We generally conduct research and development for a client’s specific project requirements. Most research and development is conducted in the areas of infrastructure evaluation and management systems, hydraulic modeling of water and wastewater systems, wastewater treatment, and pavement evaluation and management systems.

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Competitive Conditions

We work in highly competitive markets and have numerous competitors for all of our services. The number and identity of competitors vary widely with the type of service we provide. For small- to medium-sized projects, we compete with many engineering, architecture, and other professional consulting firms. For larger projects, we have fewer but still many competitors; however, some of these competitors have greater financial and other resources than we have. Although we compete with other large private and public companies in certain geographic locations, our primary competitors are small- to medium-sized privately held regional firms in Canada and the United States.

We believe that our operating structure, our operating philosophy, our enterprise systems, and the mix and breadth of our professional services differentiate us from other engineering, architecture, and professional consulting firms.

The main competitive factors in the services we offer are reputation, experience, breadth and quality of services, technical proficiency, local offices, competitive total project fees, and integrated service delivery. Given the expanding demand for the services we provide, additional competitors will likely emerge. Even with this increased competition, we believe that we will compete effectively because of our strengths and expertise in engineering, architecture, and related professional services, as well as our successful track record of service delivery.

Services

We serve many diverse clients in the private and public sectors. Our aim is to establish ongoing relationships with clients that are likely to produce repeat business. We do not depend on any one client or group of clients for our business; no single client or project represents more than 5% of our overall business.

We offer a range of pricing structures to our clients but usually provide our services based on either a fixed- or variable-fee contract (with a ceiling) or a time-and-material contract (without a stated ceiling). Most assignments are acquired based on our expertise and contacts; others are obtained through a competitive bidding process.

Employees

As at December 31, 2013, we had approximately 13,200 staff: about 7,600 professionals, 4,100 technologists and technicians, and 1,500 support personnel.

We are a knowledge-based organization and always seek talented and skilled professionals for all of our specialized business units. Since the supply of qualified candidates is sometimes limited, we use various recruitment strategies to address staffing needs: an employee referral bonus program, website job postings, career fairs, student programs, and opportunities to transfer to other office locations.

Reorganization

Effective at the close of business on December 31, 2011, Stantec Consulting Corporation (SCC), a Delaware corporation, was merged into its affiliate, Stantec Consulting Services Inc. (SCSI), a New York corporation. SCC was the successor entity of the acquisition of and merger with SECOR International Incorporated in 2008. The purpose of the merger of SCC and SCSI was to further consolidate and streamline our US operations.

Social and Environmental Policies

Stantec’s Health, Safety & Environment (HSE) Program

Stantec is committed to continual improvement in the area of health and safety in all aspects of its business. Led by our vice president, People + Practice, the HSE team includes three directors: senior director of HSE, director of HSE Operations, and director of HSE Practice Development.

The team also includes regional coordinators, more than 100 office coordinators, two dedicated workers’ compensation claims coordinators, and systems and administrative support staff.

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The HSE program’s objective is to protect our employees from injury and to prevent property loss and environmental damage by aligning work processes, systems, and behaviors so that our employees have the necessary guidance and knowledge to complete every task safely, every time. To achieve this objective, the HSE team develops practices and tools that protect employees. We not only meet or exceed government regulations, we also strive for best practices.

The foundation of the program is a Hazard Recognition and Control (HRAC) process that enables employees at all levels to establish a healthy and safe work environment. Projects begin with the development of a Risk Management Strategy form that identifies potential risks associated with the project site. Based on these risks, additional controls may be implemented. For example:

•	A Job Safety Analysis (JSA) can be completed for identified risks. A JSA breaks down a task into component steps that identify associated hazards and controls.
•	A site-specific Health and Safety Plan (HASP) may be prepared for each site. All employees, subcontractors, and visitors to applicable sites are required to review and adhere to the health and safety guidelines presented in the HASP.

Through these formal strategies, along with timely risk assessments, the HRAC process empowers employees to proactively identify hazards, assess risks, eliminate or control risks, and stop work (when required) to prevent injury and illness, environmental and property damage, and other costly business interruptions.

The HSE team also supports the organization by

•	Maintaining approved health, safety, and environment procedures for many specific work tasks in the form of safe work practices
•	Providing health, safety, and environment training and education; completing root cause analysis and evaluating lessons learned from recordable injuries and high potential incidents
•	Coordinating case management following work-related injuries and illnesses to support an early and safe return to work program

Due to the diversity of the Stantec organization, the HSE team develops core health, safety, and environment practices that can be implemented Company-wide, yet are adaptable to suit the needs of any particular region, business unit, client, or project.

Our Company HSE program is outlined in our corporate Health and Safety Policy, HSE Program Manual, and Safe Work Practices. The program is communicated to employees through a comprehensive communications strategy that includes regular features in our Company magazine, information posted on the Company’s intranet, eBulletins from senior leadership, signs posted in offices, presentations, and workshops.

Stantec tracks lagging indicators (e.g., workers’ compensation costs and total recordable injury rates) and leading indicators (e.g., site visits, file reviews, safety meetings, and worksite inspections) to further gauge the effectiveness of the program. The HSE team conducts internal audits to assist in assessing compliance and to identify program strengths and opportunities for improving health and safety performance.

Independent (third-party) audits of the HSE program may also be conducted as necessary to obtain and maintain external certification (e.g., a certificate of recognition). These audits are conducted regularly, often every three years, by an independent auditor. Audit results are documented and reported to the Joint Health and Safety Committee, the regional safety coordinator, local leadership, and the HSE directors. The committee monitors corrective action, addresses deficiencies found during the audit, and facilitates preventive action when required. Responsibility for corrective and preventive action will be assigned and recorded in a Health and Safety Action Plan.

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ISO 14001:2004 Registration

To support Stantec’s sustainability policy—one that promotes environmental performance improvement and a reduction in our environmental footprint—we developed and implemented a formal environmental management system (EMS). EMS is registered to the ISO 14001:2004 environmental management standard as of January 20, 2012. This ISO standard is recognized internationally, audited annually by an external auditor, and requires leadership to

—	Establish environmental performance objectives (e.g., to reduce energy, resource use, and waste)
—	Formally report on those objectives within an accountable and transparent framework

Stantec’s Sustainability Policy

Stantec is committed to being a leader and model of sustainability. We do business in a way that meets current needs while contributing to an environmentally, socially, and economically sustainable future. This commitment—at the heart of how we operate and deliver solutions to clients—is vital to our long-term success in achieving our vision.

We focus on areas where we can have a significant impact, including the following:

•	Building a leading sustainability consulting practice in the markets we serve by
¡	Using our expertise, experience, and influence to advance the sustainability of our valued clients
¡	Incorporating sustainability into all of our service offerings
¡	Marketing and selling sustainable development services across all sectors

•	Integrating sustainability into our overall operations and everyday practice by
¡	Implementing best industry, employee, and vendor practices to reduce resource use, waste, and emissions while increasing efficiency and effectiveness
¡	Fostering an understanding of sustainability at all levels of the organization in ways that are both personally and professionally relevant
¡	Embracing an accountable and transparent governance and leadership structure that integrates sustainability considerations into all business decisions
¡	Reporting on our sustainability performance and achievements

Stantec strives to achieve the following:

—	Environmental progress—lowering our impact on the environment by progressing toward least-impact approaches to resource and energy use, waste, and emissions of carbon and toxins
—	Social progress—engaging with stakeholders and supporting the communities we operate in
—	Economic viability—demonstrating that our sustainability efforts lead to long-term business vibrancy and viability in concert with our vision, strategic plan, and business objectives

International Operations

In 2013, Stantec remained active internationally; gross revenue from International operations was approximately $78.7 million.

We work “in country” via our permanent offices located in the United Kingdom, the United Arab Emirates, India, Qatar, and Barbados, and we manage and support that work from our offices located in Canada and the United States.

We review all projects for compliance following Stantec’s legal, financial, and technical processes. In addition, each in-country project is examined to ensure that any health and safety or political risks are acceptable. All major projects are subject to major project reviews, where applicable, and all projects have an executive leadership sponsor.

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Risk Factors

For a review of the risks pertaining to our Company, please refer to our 2013 Management’s Discussion and Analysis, pages M-65 to M-73 (incorporated by reference and filed on SEDAR at www.sedar.com).

Dividends

On February 15, 2012, Stantec’s board of directors approved a dividend policy and started declaring quarterly dividends after that date. While the Company aims to declare and pay a dividend quarterly, our dividend policy is at the sole discretion of our board of directors and may vary depending on a variety of factors: prevailing economic and market conditions, the Company’s earnings, financial requirements for the Company’s operations, the business strategy of the Company, and any other factors that our board of directors considers relevant. Therefore, Stantec cannot guarantee that the dividend policy will be maintained.

The following table outlines cash dividends paid per common share for 2013 and 2012:

	Dividends Paid (C$ per common share)
	Year (Total)	Q4	Q3	Q2	Q1
2013	0.66	0.165	0.165	0.165	0.165
2012	0.60	0.15	0.15	0.15	0.15

Description of Capital Structure

Our authorized share capital consists of an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares. As at December 31, 2013, no preferred shares and 46,576,132 common shares were issued and outstanding.

Preferred Shares

Preferred shares may be issued in one or more series. The board of directors determines the number of shares and the rights, privileges, restrictions, and conditions attaching to each series. The holders of the preferred shares as a class are not entitled to receive notice of or to attend any meeting of our shareholders and are not entitled to vote at any shareholders’ meeting, except to approve amendments to the terms of the preferred shares as a class or as required by law.

Each series of preferred shares will rank pari passu with each of the other series of preferred shares with respect to the entitlement to dividends or distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec. The preferred shares as a class rank ahead of common shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec.

Common Shares

The holders of common shares are entitled to receive, as and when declared by our board of directors, dividends in such amount and in such form as our board of directors may from time to time determine. Holders of common shares are entitled to receive notice of and to attend all shareholders’ meetings. They will have one vote for each common share held at all such meetings, unless the meeting is only for holders of another specified class or series of our shares who are entitled to vote separately as a class or series.

Common shares rank behind preferred shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec.

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Market for Securities

Trading Price and Volume

Our common shares are listed for trading on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol “STN”. Intraday trading information on the TSX for the period January 1 to December 31, 2013, follows:

Toronto Stock Exchange 2013 (Prices in C$)
Month	High	Low	Volume
January	$42.00	$39.75	2,711,589
February	$43.12	$38.30	2,520,559
March	$44.98	$42.06	1,661,455
April	$44.94	$42.39	1,711,671
May	$45.65	$42.00	1,701,597
June	$44.50	$40.90	1,182,960
July	$48.22	$43.81	1,444,467
August	$51.26	$47.63	1,342,799
September	$55.65	$48.12	1,997,951
October	$62.74	$52.03	2,067,229
November	$70.25	$62.41	2,885,850
December	$72.34	$65.15	2,964,337
TOTAL			24,192,464

The intraday trading information on the NYSE for the period January 1 to December 31, 2013, follows:

New York Stock Exchange 2013 (Prices in US$)
Month	High	Low	Volume
January	$42.55	$39.62	223,169
February	$41.90	$38.25	128,083
March	$44.03	$40.90	137,182
April	$44.34	$41.35	149,521
May	$44.53	$41.65	217,008
June	$42.94	$39.54	137,198
July	$46.52	$41.57	173,935
August	$49.33	$45.36	172,870
September	$53.96	$45.69	173,953
October	$60.04	$50.42	215,947
November	$66.62	$59.82	380,900
December	$68.05	$61.35	362,900
TOTAL			2,472,666

15	Annual Information Form

Directors and Officers

The following table lists Stantec’s directors, current to February 26, 2014, their municipality of residence, and their principal occupation:

Directors of Stantec Inc.
Name and Municipality of Residence	Principal Occupation	Director Since
DOUGLAS K. AMMERMAN(2) Laguna Beach, California, United States	Corporate Director	2011
DAVID L. EMERSON(2) Vancouver, British Columbia, Canada	Corporate Director and Public Policy Advisor	2009
DELORES M. ETTER(1)(2) Dallas, Texas, United States	Professor of Electrical/Computer Engineering	2011
ANTHONY P. FRANCESCHINI Edmonton, Alberta, Canada	Corporate Director	1994
ROBERT J. GOMES Edmonton, Alberta, Canada	President & CEO of Stantec	2009
SUSAN E. HARTMAN(1) Evergreen, Colorado, United States	President & CEO of The Hartman Group (a management consulting firm)	2004
ARAM H. KEITH(3) Monarch Beach, California, United States	Corporate Director	2005
DONALD J. LOWRY(1) Edmonton, Alberta, Canada	Corporate Director	2013
IVOR M. RUSTE(2) Calgary, Alberta, Canada	Executive Vice President and Chief Financial Officer, Cenovus Energy Inc. (a Canadian oil company)	2007
(1)	Member of the Corporate Governance and Compensation Committee. Ms. Hartman is the chair of our Corporate Governance and Compensation Committee.
(2)	Member of the Audit and Risk Committee. Mr. Ruste is the chair of our Audit and Risk Committee.
(3)	Mr. Keith is the chair of our board.

All of our directors are elected annually and hold office until the next annual shareholders’ meeting or until their earlier resignation. All of Stantec’s directors have held the positions listed in the previous table or other executive positions with the same or associated firms or organizations during the past five years or more, except for the people listed in the table below:

Director	Past Occupation
Mr. Emerson	Senior advisor with the law firm of Farris, Vaughan LLP from November 2008 to November 2009
Mr. Franceschini	Stantec’s president & CEO until May 2009
Mr. Gomes	Senior vice president of certain Stantec subsidiaries until May 2009
Mr. Lowry	President & CEO of EPCOR Utilities Inc. until March 2013
Mr. Ruste	Executive vice president, Corporate Responsibility, and Chief Risk Officer of Encana Corporation from May 2006 to November 2009

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The following table lists the executive officers of Stantec Inc., current to February 26, 2014, their municipality of residence, and their principal occupation within the five preceding years:

Executive Officers of Stantec Inc.(1)
Name and Municipality of Residence	Principal Occupation	Officer Position Held
ROBERT J. GOMES Edmonton, Alberta, Canada	President & CEO	President & CEO, Stantec Inc.
DANIEL J. LEFAIVRE St. Albert, Alberta, Canada	Executive Vice President & CFO	Executive Vice President & CFO, Stantec Inc.
RICHARD K. ALLEN Canton, Massachusetts, United States	Executive Vice President & COO	Executive Vice President & COO, Stantec Inc.
PAUL J. D. ALPERN Edmonton, Alberta, Canada	Senior Vice President, Secretary & General Counsel	Senior Vice President, Secretary & General Counsel, Stantec Inc.
(1)	As chair of our board, Aram H. Keith is a non-executive officer of Stantec Inc.

Other than as noted above, all of our executive officers have held the positions listed in the previous table or other executive positions with the same or associated firms or organizations during the past five years or more.

Directors’ and Executive Officers’ Share Ownership

As a group, our directors and executive officers beneficially owned, controlled, or directed, either directly or indirectly, 460,095 common shares representing 0.99% of our issued and outstanding common shares as of December 31, 2013.

Audit and Risk Committee Information

Audit and Risk Committee Terms of Reference

The responsibilities and duties of our Audit and Risk Committee are set out in the committee’s Terms of Reference, attached as Appendix I to this Annual Information Form.

Composition of the Audit and Risk Committee

Our Audit and Risk Committee members are Ivor M. Ruste (chair), Douglas K. Ammerman, David L. Emerson, and Delores M. Etter.

The board of directors believes that the composition of the Audit and Risk Committee reflects an appropriate level of financial literacy and expertise. The board has determined that each committee member is “independent” and “financially literate” (as those terms are defined under applicable Canadian and US securities laws). In addition, Mr. Ruste, Mr. Ammerman and Mr. Emerson are “audit committee financial experts” as this term is defined in the rules and regulations of the U.S. Securities and Exchange Commission (SEC).

Following is a description of each committee member’s education and experience (that is relevant to the performance of his or her committee responsibilities).

17	Annual Information Form

Ivor M. Ruste

Mr. Ruste is currently executive vice president and chief financial officer for Cenovus Energy Inc., headquartered in Calgary. He has a bachelor of commerce degree (with distinction) from the University of Alberta and is a Fellow Chartered Accountant.

During the period from May 2006 to November 2009, he worked for EnCana Corporation and, before joining Cenovus, was executive vice president, Corporate Responsibility, and chief risk officer at EnCana. From 1998 to 2006, he was the managing partner of the Edmonton office of KPMG LLP (an international audit, tax, and advisory services firm) and the Alberta regional managing partner and vice chair of the KPMG Canada Board of Directors.

As a chartered accountant with 26 years of experience working as an auditor for both public and private companies, Mr. Ruste has reviewed and audited many complex financial statements and prepared interim and annual financial statements in accordance with both Canadian and US generally accepted accounting standards. Over the past 30 years, he has been involved in numerous other business, community, and professional activities.

As of December 31, 2013, Mr. Ruste owned 2,500 common shares valued at $164,650 and 22,949 deferred share units valued at $1,538,043.

Douglas K. Ammerman

Mr. Ammerman is a retired partner with KPMG. Mr. Ammerman was with KPMG for almost 30 years, and during that time, he served as the national practice partner, the managing partner of the Orange County office, and a member of KPMG’s nominating committee for its board of directors. He holds a master’s degree in business taxation from the University of Southern California, as well as a bachelor of arts degree with an accounting emphasis from California State University at Fullerton.

Mr. Ammerman is past president and director emeritus of the Pacific Club and served in the Reagan administration as Special Assistant to the Secretary of Interior. He currently serves on the board of directors of Fidelity National Financial, Remy International Inc., Quiksilver, William Lyon Homes, and El Pollo Loco.

As of December 31, 2013, Mr. Ammerman owned 3,000 common shares valued at $197,580 and 8,131 deferred share units valued at $544,952.

David L. Emerson

Mr. Emerson, PC, OBC, is a corporate director, public policy advisor, and senior advisor to CAI Managers, a private equity fund. He has served in the Government of Canada, including as Minister of Foreign Affairs, Minister of International Trade, and Minister of Industry. He has also held a number of senior positions in the public service in British Columbia. In the private sector, he was president and chief executive officer of Canfor Corporation, president and CEO of the Vancouver International Airport Authority, and chairman and chief executive officer of Canadian Western Bank.

In addition, Mr. Emerson participates on a number of public policy advisory panels at both the federal and provincial levels. Mr. Emerson holds bachelor’s and master’s degrees in economics from the University of Alberta and a doctorate in economics from Queen’s University. His education and experience have provided him with a breadth of knowledge regarding complex accounting issues.

As of December 31, 2013, Mr. Emerson owned 5,000 common shares valued at $329,300 and 15,540 deferred share units valued at $1,041,498.

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Delores M. Etter

Dr. Etter has been director of the Caruth Institute for Engineering Education and the Texas Instruments Distinguished Chair in Engineering Education at Southern Methodist University since June 2008. From September 2005 to November 2007, she held the position of assistant secretary of the Navy for Research, Development and Acquisition.

Dr. Etter is also a member of the National Academy of Engineering and Fellow of the Institute of Electrical and Electronic Engineers, the American Association for the Advancement of Science, and the American Society for Engineering Education. She has held multiple substantive positions within the U.S. Department of Defense, as well as served on the faculty at the U.S. Naval Academy. Dr. Etter has over 10 years of audit committee experience with other public and non-profit organizations, and her background provides her with all-encompassing business practices that are an asset to the committee.

As of December 31, 2013, Dr. Etter owned 2,655 common shares valued at $174,858 and 8,131 deferred share units valued at $544,952.

Preapproval Policy

The Audit and Risk Committee must preapprove the audit and nonaudit services performed by the independent auditor to ensure that the provision of those services does not impair the auditor’s independence. Unless a type of service to be provided by the independent auditor has received general preapproval, it will require specific preapproval by the Audit and Risk Committee. Any proposed services exceeding preapproved cost levels will require specific preapproval by the Audit and Risk Committee.

External Auditor Service Fees

Aggregate fees paid to Ernst & Young LLP, our external auditor, during fiscal years ended December 31, 2013, and 2012 follow:

Category	Note	2013 (C$)	2012 (C$)
Audit fees	1	1,079,000	1,148,000
Audit-related fees	2	26,000	-
Tax fees	3	482,000	532,000

Total		1,587,000	1,680,000

(1)	Audit fees—audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements.
(2)	Audit-related fees—assurance and related services provided by Ernst & Young LLP. These services can include accounting consultations and attest services not required by statute or regulation.
(3)	Tax fees—professional services rendered by Ernst & Young LLP for income tax compliance. These generally involve the preparation of US original and amended tax returns and claims for refund, tax advice—including assistance with tax audits plus tax advice relating to mergers, acquisitions and financing structures—and tax planning.

19	Annual Information Form

Legal Proceedings and Regulatory Actions

We have legal claims and suits pending, both by and against us. These are typical to the industries we operate in. Where appropriate, these claims have been reported to our insurers and the insurers of our predecessors, who are in the process of adjusting or defending them. None are expected to have a material effect on our financial position.

No penalties or sanctions have been imposed against us by a court relating to provincial and territorial securities legislation or by a securities regulatory authority. Nor have any other penalties or sanctions been imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision. We have not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority.

Transfer Agent

Computershare Trust Company of Canada is our transfer agent for our common shares listed on the TSX and NYSE at its offices in Calgary, Alberta; Toronto, Ontario; and Canton, Massachusetts.

Material Contracts

We did not enter into any material contracts outside the ordinary course of business in 2013. We consider the acquisition of professional services firms to be in the ordinary course of our business.

Interests of Experts

The Company’s auditors, Ernst & Young LLP, Chartered Accountants, are located at 10020 – 100th Street, Suite 2200, Edmonton, Alberta. The auditors are independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and have complied with the SEC’s rules on auditor independence.

Additional Information

Financial information is provided in our Management’s Discussion and Analysis for our most recently completed financial year. Additional information, contained in our Management Information Circular, includes directors’ and officers’ remuneration and indebtedness, the principal holders of our securities, and securities authorized for issuance under equity compensation plans.

Copies of this Annual Information Form, as well as our latest Management Information Circular and Annual Report (which includes our Management’s Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2013), may be obtained from our website at www.stantec.com or by mail on request from the secretary at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6. Disclosure documents and any reports, statements, or other information that we file with Canadian provincial securities commissions or other similar regulatory authorities are also available through SEDAR at www.sedar.com.

NYSE Corporate Governance Disclosure

As a foreign private issuer listed on the NYSE, we are generally entitled to follow the Canadian requirements, including the rules of National Instrument 58-101 and National Policy 58-201, with respect to corporate governance practices. We are required, pursuant to Section 303A.11 of the NYSE’s Listed Company Manual, to identify any significant ways in which our corporate governance practices differ from those followed by US domestic companies under NYSE listing standards. These differences can be found on our website at www.stantec.com.

Stantec Inc.	20

Appendix I – Audit and Risk Committee –

Terms of Reference (Mandate)

A	Overview and Purpose

The Audit and Risk Committee is appointed by, and responsible to, the board of directors. The committee approves, monitors, evaluates, advises, and makes recommendations, in accordance with these terms of reference, on matters affecting the external and internal audits, risk management matters, the integrity of financial reporting, and the accounting control policies and practices of the corporation. The involvement of the committee in overseeing the financial reporting process, including assessing the reasonableness of management’s accounting judgments and estimates and reviewing key filings with regulatory agencies, is an important element of the Company’s internal control over financial reporting. The committee has oversight responsibility for the performance of both the internal auditors and the external auditors. The committee also ensures the qualifications and independence of the external auditors. The committee has oversight of the corporation’s compliance with legal and regulatory requirements.

It is not the duty of the committee to plan or conduct audits or to determine that the corporation’s financial statements are complete, accurate, and in accordance with International Financial Reporting Standards.

B	Authority and Responsibilities

The Audit and Risk Committee shall

•	Request such information and explanations in regard to the accounts of the corporation as the committee may consider necessary and appropriate to carry out its duties and responsibilities.

•	Consider any other matters which, in the opinion of the committee or at the request of the board, would assist the directors to meet their responsibilities.

•	Provide reports and minutes of meetings to the board.

•	Engage independent counsel and other advisors as may be deemed or considered necessary and determine the fees of such counsel and advisors. Receive confirmation from management that the corporation has provided for adequate funding for the payment of compensation to the independent counsel and other advisors.

C	Membership

The members of the committee shall be composed of a minimum of three independent directors, appointed by the board; all of whom must be financially literate as defined under the rules of the SEC and the New York Stock Exchange (NYSE) and applicable Canadian securities laws. At least one member shall have accounting or related financial management expertise and be an audit committee financial expert as defined in SEC regulations. For greater clarity, the board has adopted the definition of independent director as set out in Multilateral Instrument 52-110 of the Canadian Securities Administrators. The chair of the board of directors shall be an ex-officio member of the Audit and Risk Committee, in addition to the minimum number of required independent directors.

The chair of the committee shall be designated by the board.

Attendance by invitation at all or a portion of committee meetings is determined by the committee chair or its members and would normally include the chief financial officer of the corporation, representatives of the external auditor, the internal auditor, and such other officers or support staff as may be deemed appropriate.

21	Annual Information Form

D	Financial Statements and Disclosures

1	Review, and recommend to the board for approval, the annual audited financial statements and management discussion and analysis.

2	Review, and recommend to the board for approval, the following public disclosure documents:
a	The annual management information circular and proxy materials
b	The annual information form, including any regulatory requirements for audit and risk committee reporting obligations
c	The year-end news release on the earnings of the corporation
d	Other regulatory filings of a financial nature

3	Review and, if appropriate, approve and authorize the release of the quarterly unaudited financial statements, including management’s discussion and analysis, the quarterly interim report to shareholders, and the quarterly press release on the earnings of the Corporation. However, in the event that there is a significant or extraordinary matter that, in the opinion of the committee, should be reviewed by the board before the release of such information, the matter shall be referred to the board for review.

4	Receive quarterly report from the disclosure committee on the adequacy of disclosure with respect to material events in the corporation’s financial statements, management’s discussion and analysis, and earnings press releases.

5	Receive annually an evaluation from the internal auditor of the procedures that exist for the review of financial information (extracted or derived from financial statements) that is publicly disclosed by the corporation.

6	Review and recommend to the board for approval all annual financial statements, reports of a financial nature (other than quarterly unaudited financial statements), and the financial content of prospectuses or any other reports that require approval by the board prior to submission thereof to any regulatory authority.

7	Review the Audit and Risk Committee information required as part of the annual information form.

8	Review with management, on an annual basis, the corporation’s obligations pursuant to guarantees (including those granted under the Surety Credit Facility) that have been issued and material obligations that have been entered into and the manner in which these guarantees and obligations have been, or should be, disclosed in the financial statements.

9	Review and assess, in conjunction with management and the external auditor, at least annually, or on a quarterly basis where appropriate or required
a	The appropriateness of accounting policies and financial reporting practices used by the corporation, including alternative treatments that are available for consideration
b	Any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the corporation
c	Any new or pending developments in accounting and reporting standards that may affect or impact on the corporation
d	Any off-balance sheet structures
e	The key estimates and judgments of management that may be material to the financial reporting of the corporation

10	At least annually, request the external auditor to provide their views on the quality (not just the acceptability) of the Corporation’s annual and interim financial reporting. Such quality assessment should encompass judgments about the appropriateness, aggressiveness, or conservatism of estimates and elective accounting principles or methods and judgments about the clarity of disclosures.

11	Review any litigation, claim, or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the corporation and the manner in which these matters have been disclosed in the financial statements.

12	Review with management on a quarterly basis the indicators of impairment to the corporation’s goodwill.

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E	External Auditor

13	Assess the performance and consider the annual appointment of an external auditor for recommendation to the board for ultimate recommendation for appointment by the shareholders.

14	Review, approve, and execute the annual engagement letter with the external auditor, and ensure that there is a clear understanding between the board, the committee, the external auditor, and management that the external auditor reports directly to the shareholders and the board through the committee. The terms of the engagement letter or the annual audit plan should include, but not be limited to, the following:
a	Staffing
b	Objectives and scope of the external audit work
c	Materiality limits
d	Audit reports required
e	Areas of audit risk
f	Timetable
g	The proposed fees

15	Obtain and review a report from the external auditor at least annually regarding the auditor’s independence and the profession’s or audit firm’s requirements regarding audit partner rotation.

16	Approve, before the fact, the engagement of the external auditor for all nonaudit services and the fees for such services, and consider the impact on the independence of the external audit work of fees for such nonaudit services.

17	Review all fees paid to the external auditor for audit services, and, if appropriate, recommend their approval to the board. Receive confirmation from management that the corporation has provided for adequate funding for the payment of compensation to the external auditor.

18	Receive an annual certification from the external auditor that they participate in the public oversight program established by the Canadian Public Accountability Board (CPAB) and the standards of the United States Public Company Accounting Oversight Board (PCAOB) and that they are in good standing with the CPAB and the PCAOB.

19	Review a report from the external auditors describing (a) the firm’s internal quality control procedures and (b) any material issues raised by the most recent internal quality control review or peer review of the firm or by any inquiry or investigation by governmental or professional authorities within the preceding five years regarding the audits carried out by the external auditor together with any steps taken to deal with any such issues.

20	Receive and resolve any disagreements between management and the external auditor regarding all aspects of the corporation’s financial reporting.

21	Review with the external auditor the results of the annual audit examination, including, but not limited to, the following:
a	Any difficulties encountered, or restrictions imposed by management, during the annual audit
b	Any significant accounting or financial reporting issues
c	The auditor’s evaluation of the corporation’s internal controls over financial reporting and management’s evaluation thereon, including internal control deficiencies identified by the auditor that have not been previously reported to the committee
d	The auditor’s evaluation of the selection and application of accounting principles and estimates and the presentation of disclosures
e	The postaudit or management letter or other material written communications containing any findings or recommendations of the external auditor, including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses
f	Any other matters which the external auditor should bring to the attention of the committee

22	Meet with the external auditor at every meeting of the committee or as requested by the auditor, without management representatives present, and meet with management, at least annually or as requested by management, without the external auditor present.

23	When there is to be a change in the external auditor, review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 and the planned steps for an orderly transition.

23	Annual Information Form

24	Review and approve the corporation’s hiring policies regarding employees and former employees of the present and former external auditors of the corporation.

25	Receive comments from the external auditor on their assessment of the effectiveness of the committee’s oversight of internal control over financial reporting.

F	Internal Audit

26	Review the appointment or termination of the internal auditor.

27	Review and approve the internal audit charter periodically (at least every three years).

28	Review and approve the annual audit plan of the internal auditor (where applicable) and ensure that there is a clear understanding between the board, the committee, the internal auditor, and management that the internal auditor reports directly to the board through the committee. Receive confirmation from management that the corporation has provided for adequate funding for the internal auditor. The terms of the audit plan should include, but not be limited to, the following:
a	Staffing
b	Objectives and scope of the internal audit work
c	Materiality limits
d	Audit reports required
e	Areas of audit risk
f	Timetable
g	Proposed budget

29	Review with the internal auditor the results of their audit examination, including, but not be limited to, the following:
a	Any difficulties encountered, or restrictions imposed by management, during the audit
b	Any significant accounting or financial reporting issues
c	The auditor’s evaluation of the corporation’s system of internal accounting controls, procedures, and documentation
d	The internal audit reports or other material written communications containing any findings or recommendations of the internal auditor, including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses
e	Any other matters which the internal auditor should bring to the attention of the committee

30	Meet with the internal auditor at every meeting of the committee or as requested by the internal auditor, without management representatives present.

G	Internal Controls

31	Obtain reasonable assurance, through discussions with and reports from management, the external auditor, and the internal auditors, that the accounting systems are reliable, the system for preparation of financial data reported to the market is adequate and effective, and the system of internal controls is effectively designed and implemented.

32	Review management’s annual report on the effectiveness of internal controls and procedures, as well as quarterly and annual chief executive officer and chief financial officer certificates filed pursuant to securities regulations.

33	Receive reports from management and/or the internal auditor on all significant deficiencies and material weaknesses identified.

34	Review annually, or as required, the appropriateness of the system of internal controls and approval policies and practices concerning the expenses of the officers of the corporation, including the use of its assets.

35	Review and approve, on a quarterly after-the-fact basis, the expense accounts of the board chair and of the chief executive officer of the corporation.

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H	Risk

General

36	Review at least annually with management
a	The corporation’s method of identifying, evaluating, mitigating and reporting on the principal risks inherent in the corporation’s businesses and strategic directions;
b	The systems, policies and practices applicable to the corporation’s assessment, management, prevention and mitigation of risks (including strategic, operating, compliance, reputation as well as financial risks including but not limited to the foreign currency, liquidity and interest rate risk, the use of derivative instruments, counterparty credit exposure, litigation and adequacy of tax provisions); and
c	The corporation’s risk appetite, risk tolerance and risk retention philosophy, including the corporation’s loss prevention policies and insurance programs and corporate liability protection programs for directors and officers, as well as disaster response and business continuity plans.

37	Receive quarterly reports from and review with management, the status of the Corporation’s principal and emerging risks, and the related mitigation programs.

38	Review with management the disclosures of the Corporation’s risks and risk factors in the Corporation’s annual information form, the MD&A, and other regulatory filings.

39	Report to the board annually on its activities in connection with the risk oversight role referenced herein so that the board as a whole can fulfill its responsibilities for risk oversight.

40	Receive a risk assessment report from management following due diligence on acquisitions within North America with an enterprise value of $40 million (Canadian) or greater and all acquisitions outside North America, make such further inquiries as considered necessary, and report thereon to the board. The content of the risk assessment report will be initially developed by the committee in conjunction with management and will be reviewed annually by the committee.

Finance

41	Review and assess, in conjunction with management and the external auditor, at least annually or on a quarterly basis where appropriate or required, the impact of the corporation’s capital structure on current and future profitability.

42	Review and recommend to the board of directors proposals requesting a grant of a guarantee issued by Stantec for an amount in excess of $5 million, prior to issuance.

43	Review and recommend to the board of directors proposals requesting a grant of a surety bond issued by Stantec or its subsidiaries for (a) an amount in excess of $5 million individually or (b) where by virtue of the grant of such surety bond would put the aggregate value of all surety bonds issued and outstanding in excess of $50 million, prior to issuance.

I	Compliance/Fraud

44	Receive quarterly reports on the corporation’s fraud risk assessment activities.

45	In accordance with the corporation’s integrity practices, review and determine the disposition of any complaints or correspondence received under the policy.

46	Consider annually whether the corporation should make use of an external integrity hotline.

47	Discuss with management the corporation’s policies and procedures designed to ensure an effective compliance and ethics program, including the corporation’s code of ethics.

48	Discuss with management and the corporation’s in-house legal counsel any legal matters that may have a material impact on the financial statements or the corporation’s compliance requirements.

49	Review quarterly, the compliance certificate of the chief financial officer.

25	Annual Information Form

J	Other

50	Review, as required, any claims of indemnification pursuant to the bylaws of the corporation.

51	Receive a quarterly report from the chief financial officer regarding private aircraft use, including itinerary and passenger manifest.

52	Review and determine the disposition of any complaints received from shareholders or any regulatory body.

53	Conduct an annual assessment of the effectiveness of the committee and provide a report thereon to the board.

54	Review annually the terms of reference for the committee and recommend any required changes to the board.

K	Meetings

55	Regular meetings of the committee are held at least four times each year.

56	Meetings may be called by the committee chair or by a majority of the committee members, usually in consultation with management of the corporation.

57	Meetings are chaired by the committee chair or, in the chair’s absence, by a member chosen from among the committee.

58	A quorum for the transaction of business at any meeting of the committee is a majority of the appointed members.

59	The secretary of the corporation shall provide for the delivery of notices, agendas, and supporting materials to the committee members at least five (5) days prior to the meeting except in unusual circumstances.

60	Meetings may be conducted with members present or by telephone or other communications facilities that permit all persons participating in the meeting to hear or communicate with each other.

61	A written resolution signed by all committee members entitled to vote on that resolution at a meeting of the committee is as valid as one passed at a committee meeting.

62	The secretary of the corporation, or his designate, shall be the secretary for the committee and shall keep a record of minutes of all meetings of the committee.

63	Minutes of the meetings of the committee shall be distributed by the secretary of the corporation to all members of the committee and shall be submitted for approval at the next regular meeting of the committee.

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